FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of July 2008.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Consolidated Results of Operations (US GAAP), First quarter, year ending March 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: July 31, 2008	By:	/s/ Toshio Hirota
Toshio Hirota Executive Managing Director

Consolidated Results of Operations

(US GAAP)

First quarter, year ending March 2009

Nomura Holdings, Inc.

July 2008

1. This document is produced by Nomura Holdings, Inc. (“Nomura”). Copyright 2008 Nomura Holdings, Inc. All rights reserved.

2. Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

3. No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

4. The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

5. This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

6. The consolidated financial information in this document is unaudited.

Outline

Presentation

First Quarter Results Key Points (P4)

First Quarter Business Topics (P5)

Consolidated Financial Highlights (P6)

Monoline Insurers-related Exposure (P7)

Consolidated Balance Sheet (P8)

First Quarter Business Segment Highlights (P9)

Domestic Retail (P10)

Global Markets (P11)

Global Investment Banking (P12)

Global Merchant Banking (P13)

Asset Management (P14)

Segment “Other” (P15)

Non-interest Expenses (Business Segment Total)

(P16)

Financial Supplement

Domestic Retail Related Data (P18 – P22)

Global Markets Related Data (P23)

Global Investment Banking Related Data ( P24)

Global Merchant Banking Related Data (P25)

Asset Management Related Data (P26 – P28)

Dividend Policy (P29)

Value at Risk (P30)

Number of Employees (P31)

Market Share Data (P32)

Consolidated Income (P33)

Adjustment of Consolidated Results and Segment

Results: Income (Loss) before Income Taxes (P34)

Main Revenue Items (P35)

First Quarter Results Key Points

FY2009.3 First Quarter Revenue

Net revenue: 135.1 billion yen; Pretax loss: 84.3 billion yen; Net loss: 76.6 billion yen

Limiting downside risks

Mostly finished dealing with exposure to monoline insurers: 63.1 billion yen loss due to additional credit provisions

Provisions now cover 85% of gross exposure; limited losses for 74% of gross exposure

Domestic private equity investee companies: Writedown of 37.3 billion yen due to valuation at fair value Fortress impairment: 21 billion yen decline in book value of stake

Impairment due to decline in stock price

Strengthening Capital Structure

Raised subordinated debt to approximately 600 billion yen: Strengthening capital structure and raising funds for growth

First Quarter Business Topics

Robust Retail Business in Japan

Domestic Client Assets up 3.6 trillion yen QoQ to 75.8 trillion yen

Net asset inflow of 1.066 trillion yen, up 52% QoQ

Investment trust sales strong on product strategy matched to client needs

Nomura New Global High Interest Rate Currencies Fund 1Q inflows of 143 billion yen Nomura Multi Currency Attractive Dividend Japan Stock Fund 1Q inflows of 100.6 billion yen

Wholesale Business Backed by Global Network and Solid Financial Base

Won mandate on major cross-border deal, topped Any Japanese Involvement league table for first half of calendar year*

Invested in Ashikaga Holdings (parent of Ashikaga Bank)

*Thomson Reuters

Consolidated Financial Highlights

Full Year Net income (loss)

(billions of yen) 400 20%

15.5% 300 15%

304.3 10.1% 200 8.3% 10%

172.3 5.2% 175.8

100 5% 94.7

0 0% -67.8

-3.3% -100 -5%

FY2004.3 FY2005.3 FY2006.3 FY2007.3 FY2008.3

Net revenue

803.1

799.2

1,145.7

1,091.1

787.3

Income (loss) before income taxes

282.7 204.8 545.0 321.8

-64.6

Net income (loss)

172.3 94.7 304.3 175.8 -67.8

Total shareholders’ equity

1,785.7 1,868.4 2,063.3 2,185.9 1,988.1 ROE (%)* 10.1% 5.2% 15.5% 8.3% -3.3%

Basic net income (loss) per share (yen)

88.82 48.80 159.02 92.25 -35.55

Shareholers’ equity per share (yen)

919.67 962.48 1,083.19 1,146.23 1,042.60

* Quaterly data has been annualized

Quarter (billions of yen)

100 20% 13.6% 50 75.9 10% 3.9% -2.1% 21.8 0 0% -11.7

-50 -76.6 -10% -100 -15.6% -20% -153.9 -150 -30% -29.2% -200 -40%

FY2008.3 FY2009.3 1Q 2Q 3Q 4Q 1Q

344.8 176.7 244.3 21.5 135.1 139.9 -50.6 44.4 -198.3 -84.3 75.9 -11.7 21.8 -153.9 -76.6 2,283.8 2,232.6 2,233.0 1,988.1 1,945.2

13.6% -2.1% 3.9% -29.2% -15.6% 39.80 -6.13 11.41 -80.62 -40.14 1,196.72 1,169.59 1,169.67 1,042.60

1,019.19

Monoline Insurers-related Exposure

Credit Derivative Transactions with Monoline Insurers

2008/6/30(millions of US$) Monoline Insurers by Credit Rating* (No. of companies) Counterparty Risk Reserves and other Adjustmens Notional Gross Exposure Net Exposure CDS Protection AAA (2) $1,587 $131 $20 $111 $11 A (2) $1,518 $183 $120 $63 $146 Total $3,105 $314 $140 $174 $157

Others (2) (Provisions completed) $3,323 $882 $882—$258

2008/3/31

Monoline Insurers by Credit Rating* (No. of companies) Counterparty Risk Reserves and other Notional Gross Exposure Net Exposure CDS Protection Adjustmens AAA (3) $4,606 $903 $160 $743 $416 AA (2) $1,519 $192 $41 $151 $177 A (1) $308 $16—$16 -Total $6,433 $1,112 $201 $911 $593

* Based on S&P or Moody’s depending on which rating is lower

Consolidated Balance Sheet

Borrowed subordinated loans from leading Japanese financial institutions, raised a total of 600 billion yen including issuance of subordinated bonds

Well placed for proactive investment aimed at future growth

Shareholders’ equity of 1.945 trillion yen; low gross leverage of 13.4x; sound financial position

Consolidated Balance Sheet (billions of yen)

Increase Increase

Mar. 31, 2008 Jun. 30, 2008 Mar. 31, 2008 Jun. 30, 2008 (Decrease) (Decrease) Assets Liabilities

Cash and cash deposits

1,434 1,578 144

Short-term borrowings

1,426 1,450 23

Payables and deposits

1,329 1,311 (18)

Loans and receivables

1,872 1,372 (500)

Collateralized financing

10,541 9,592 (949)

Trading liabilities

5,154 5,483 328

Collateralized agreements

10,391 8,696 (1,695)

Other liabilities

636 443 (193)

Long-term borrowings

5,224 5,773 548

Trading assets and private equity investments*

10,657 12,547 1,891

Total liabilities

24,311 24,051 (260)

Other assets

1,945 1,803 (142)

Shareholders’ equity Total shareholders’ equity

1,988 1,945 (43)

Total assets

26,299 25,996 (303)

Total liabilities and shareholders’ equity

26,299 25,996 (303)

*including securities pledged as collateral

First Quarter Business Segment Highlights

Net Revenue (billions of yen)

400 347.4 10.1 10.1 300 43.4 251.4 36.7 15.9 200.1 23.2 20.8 200 38.5 134.4 108.9 37.2 23.7 38.0 23.9 8.5 103.2 21.8 10.8 17.3 16.8

23.1 29.0 100 14.8 11.0 121.8 103.3 98.4 78.5 85.8 0 100 -10.2 -37.0 200 -133.3

FY2008.3 FY2009.3 1Q 2Q 3Q 4Q 1Q 347.4 200.1 251.4 38.5 134.4 Income (Loss) before Income Taxes (billions of yen)

20.7 51.5 26.0 -27.2 8.6 50 5.7 -181.4 -84.9 7.7 5.4 24.4 2.5 7.6 50.6 20.1 12.6 32.2 28.5 0.2\ 11.1 16.2 0 -12.3 -7.0 -3.4 -67.7 -61.6 -50 -3.9 -0.9 39.4 -100 -208.9 -20.3 -150 -200 -6.3 FY2008.3 FY2009.3 1Q 2Q 3Q 4Q 1Q 142.6 -27.2 51.5 -181.4 -84.9

Reference: Domestic Retail: P18

• Global Markets: P23

• Global Investment Banking: P24

• Global Merchant Banking: P25

• Asset Management: P26

• Segment “Other”: P15

• Adjustment of Consolidated Results and Segment Results: Income (Loss) before Income Taxes: P34

Other

Asset Management Global Merchant Banking Global Investment Banking Global Markets Domestic Retail

NOMURA

Domestic Retail

Quarter

Net Revenue and Income (Loss) before Income Taxes


(billions of yen)
150
100
50
0
Net revenue
Income before income taxes
121.8
103.3
98.4
78.5
85.8
50.6
32.2
28.5
11.1
16.2
FY2008.3
FY2009.3
1Q
2Q
3Q
4Q
1Q

Full Year

Net Revenue and Income (Loss) before Income Taxes


(billions of yen)
500
400
300
200
100
0
305.8
304.4
446.5
440.1
402.0
79.5
81.2
197.2
160.9
122.3
FY2004.3
FY2005.3
FY2006.3
FY2007.3
FY2008.3

- **Business Performance**

  Net revenue was 85.8billion yen (+9.3% QoQ, -29.6% YoY). Income before income taxes was 16.2 billion yen (+46.4% QoQ, -68.0% YoY).

  - Increased revenue from investment trusts due to robust sales of newly launched funds matched to customer needs contributed to revenue.
  - Domestic Client Assets: 75.8 trillion yen(+ 3.6 trillion yen QoQ)
  - Net asset inflow :1.0661 trillion yen
  - Number of accounts with balance:4.21 million (+40,000 QoQ)

- **Newly Launched Investment Trusts**
  - Nomura Multi Currency Attractive Dividend Japan Stock Fund

    Sales at launch (Jun. 27, 2008) 100.6 billion yen
  - SG Middle East Equity Fund

    Sales at launch (Jun. 19, 2008) 71.7 billion yen
  - Nomura Japan Value Attractive Dividend Stock Investment Fund 0805

    Sales at launch (May 22, 2008) 70.7 billion yen

- **Existing Investment Trusts**
  - Nomura New Global High Interest Rate Currencies Fund

    Apr. – Jun. sales 143.0 billion yen

    NAV as of 6/30/2008 512.5 billion yen

- **New Bond Issues**
  - Toyota Motor Finance (Netherlands)

    (AUD eurobond) 555 million AUD

- **Quarter Highlights**
  - Reorganized retail network
  - New branch offices: Takarazuka (May), Shiki (Jun.)

    166 offices at end of June

Reference:
- Net Revenue and Income (Loss) before Income Taxes :P18
- Retail stock brokerage commissions, commissions for distribution of investment trusts: P19
- Domestic Client Assets: P20
- Domestic Client Assets Net Asset Inflow: P21
- Number of Accounts: P22

10

Global Markets Quarter Net Revenue and Income (Loss) before Income Taxes (billions of yen) 120 108.9 103.2 60 16.8 11.0 0 26.0 24.4 -61.6 -60 -67.7 -120 -133.3 -180 -208.9 -240 FY2008.3 FY2009.3 1Q 2Q 3Q 4Q 1Q Full Year Net Revenue and Income (Loss) before Income Taxes (billions of yen) 284.1 371.1 290.0 300 243.1 157.7 200 120.8 58.8 95.6 100 60.2 0 -100 -200 -226.2 -300

284.1290.0 300 243.1 157.7 200 120.8 58.8 95.6 100 60.2 0 -100 -200 -226.2 -300

FY2004.3

FY2005.3

FY2006.3

FY2007.3

FY2008.3

Net revenue Income before income taxes Business Performance Net revenue was 11 billion yen ( -89.9% YoY). Income before income taxes was -61.6 billion yen. Fixed Income booked a 63.1 billion yen loss due to increased credit provisions for monoline insurers. Trading in domestic equity improved. Large International Bond Underwritings KfW: 5 billion euros European Investment Bank: 3 billion euros Equity Derivatives: Completed 14 fund derivative contracts (Total amount: Approx. 645 million euros) Japanese Loan-related Business: Approx. 181 billion yen Nomura Capital Investment (NCI) Total of approx. 160 billion yen. Balance includingcommitments : 248.6 billion yen (6/30/2008) Reference:

• Net Revenue and Income (Loss) before Income Taxes: P23

• Securitization Product Holdings / Leveraged Finance Balance: P23

• Value at Risk: P30

• Market Share Data: P32

Global Investment Banking Quarter Net Revenue and Income (Loss) before Income Taxes (billions of yen)

14.8	12.6

40 60 36.7 29.0 20.7 20.8 20 10.8 5.7 0.2 0 -3.9 -20 FY2008.3 1Q 2Q 3Q 4Q 1Q

Full Year Net Revenue and Income (Loss) before Income Taxes (billions of yen)

99.7 99.2 120 83.1 80 75.4 70.9 51.5 44.4

29.2
22.8
17.2
0
	FY2004.3	FY2005.3	FY2006.3	FY2007.3	FY2008.3

Business Performance Net revenue was 29 billion yen (+95.9% QoQ, -21.1% YoY). Income before income taxes was 12.6 billion yen (63x QoQ, -39.4% YoY). Equity finance market declined due to seasonal factors and stock market slump. Won mandate as financial advisor on major cross-border deal 19.4 billion yen profit from settlement agreement related to a dispute over IPB. Major Deals

CB Asahi Breweries: 70 billion yen REIT Nomura Real Estate Office Fund: 28 billion yen

M&A Acquisition of shares of Ranbaxy Laboratories by Daiichi Sankyo: 5.03 billion US dollars

Quarter Highlights Raked number 1 in Equity Capital Markets

Bookrunner and M&A Financial Advisors league tables* * Jan. – Jun. 2008 (Japan related), Thomson Reuters Reference:

• Net Revenue and Income (Loss) before Income Taxes: P24

• League Tables: P24

• Market Share Data: P32

Global Merchant Banking Quarter Net Revenue and Income (Loss) before Income Taxes (billions of yen)

60 43.4 40 40.1 23.1 20.1 20 8.5 5.4 0 -10.2 -12.3 -20 -37.0 -39.4

-40 FY2008.3 FY2009.3 1Q 2Q 3Q 4Q 1Q

Full Year Net Revenue and Income (Loss) before Income Taxes (billions of yen)

80 68.2 65.0 64.8 60 55.4 52.8 53.3 40 20 10.7 7.3 0.5 0 -3.0 -20 FY2004.3 FY2005.3 FY2006.3 FY2007.3 FY2008.3

Net revenue Income before income taxes Business Performance Net revenue was -37.0 billion yen. Income before income taxes was -39.4 billion yen. Unrealized loss booked due to valuation at certain domestic investee companies. Quarter Highlights Nomura Financial Partners invested 61.45 billion yen in Ashikaga Holdings, acquiring 45.51% of common stock. Reference: Revenue and Income (Loss) before Income Taxes: P25 Business exposure: P25

Asset Management

Quarter

Net Revenue and Income (Loss) before Income Taxes

(billions of yen)

40

30

26.4

23.7

23.2

21.8

20

17.3

12.2

7.7

8.6

10

7.6

2.5

0

FY2008.3

FY2009.3

1Q

2Q

3Q

4Q

1Q

Full Year

Net Revenue and Income (Loss) before Income Taxes

(billions of yen)

100

90.1

90.6

80

65.8

60

49.0

40.3

36.5

40

31.0

20.6

20

10.0

0.5

0

FY2004.3

FY2005.3

FY2006.3

FY2007.3

FY2008.3

Net revenue

Income before income taxes

Business Performance

Net revenue was 21.8 billion yen (+25.5% QoQ, -17.6% YoY). Income before income taxes was 7.6 billion yen (x3 QoQ, -38.0% YoY).

Assets under management increased by 1.5 trillion yen from the end of March to 27.2 trillion yen as of the end of June.

Robust sales of newly launched investment trusts such as

Nomura Multi Currency Attractive Dividend Japan Stock Fund Nomura Japan Value Attractive Dividend Stock Investment Fund 0805

Quarter Highlights

With appointment as fund manager of The Japan Fund, planning to enter retail mutual fund business in the US through mutual fund distributors.

Reference:

Revenue and Income (Loss) before Income Taxes: P26

Assets Under Management: P26, 27

Investment Trust Related Data: P28

Segment “Other”

Net Revenue and Income (Loss) before Income Taxes

Full Year

(billions of yen) Includes 34bn yen related to Nomura Real 60 Estate Holdings IPO 40 23.9 20 10.1 7.0 0 -20 17.6 -30.5 -40

FY2004.3 FY2005.3 FY2006.3 FY2007.3 FY2008.3 Net gain/loss on trading related to economic hedging transactions -12.8 -9.7 -64.8 -38.4 -9.7 Realized gain on investments in equity 1.2 6.9 8.4 18.1 1.5 securities held for operating purposes Equity in earnings of affiliates 8.5 7.3 27.8 53.2 4.7 Corporate items -10.7 4.5 -7.4 -11.1 -13.4 Others* 20.7 1.0 5.4 2.1 -0.7 Income before income taxes 7.0 10.1 -30.5 23.9 -17.6

Quarter (billions of yen) 60 40 20 0 -0.9 -3.4 -6.3 -7.0 -20 -20.3 JAFCO impairment of 17.6bn yen FY2008.3 FY2009.3 1Q 2Q 3Q 4Q 1Q -14.4 2.8 0.4 1.5 1.0 2.1 -0.8 0.1 0.0 0.3 5.1 2.6 -5.2 2.3 2.1 -9.7 -12.3 -11.8 20.3 5.6 9.9 6.8 13.1 -30.4 -18.0 -7.0 -0.9 -3.4 -6.3 -20.3

Business Performance

Income before income taxes was -20.3 billion yen.

21 billion yen impairment of stake in Fortress

Impact on credit of application of FAS 157 and FAS 159: 13 billion yen*

*	Net effect of fair value of certain self-funded structured bonds and credit valuation of derivatives.

*Businesses not included in the five business divisions (Joinvest Securities, Nomura Trust & Banking, etc.) are included in Others.

2006 2007 2008 September March September March June Joinvest Number of Accounts 61,554 129,516 183,267 248,763 266,932 Margin Trading Accounts 3,182 9,054 13,519 18,538 20,919 Securities Monthly Transaction Value (millions of yen) 177,096 591,354 573,236 789,250 879,079 Margin Transaction Value 100,698 386,363 405,078 591,423 625,342 Assets in Custody (millions of yen) 113,301 256,215 342,276 364,445 414,149

Non-interest Expenses Full Year Quarter (billions of yen) (billions of yen) 1,000 300 851.8 Other 250 800 227.3 219.8 219.4 680.5 204.9 199.9 development 607.8 200 expenses 600 Occupancy and related depreciation 150 Information processing and 400 communications Commissions and 100 floor brokerage Compensation and benefits 200 500 0

					FY2008.3			FY2009.3
	FY2006.3	FY2007.3	FY2008.3						QoQ
				1Q	2Q	3Q	4Q	1Q
Compensation and benefits	311.3	331.0	366.8	100.7	94.4	93.4	78.4	87.9	12.1%
Commissions and floor brokerage	31.4	49.8	90.2	22.7	22.6	20.4	24.5	18.6	-24.0%
Information processing and communications	89.1	109.5	135.0	29.2	34.7	33.9	37.2	33.4	-10.4%
Occupancy and related depreciation	50.8	57.4	64.8	15.9	15.1	14.3	19.5	15.9	-18.8%
Business development expenses	30.6	35.3	38.1	8.8	9.9	9.5	10.0	7.0	-29.7%
Other	94.7	97.5	156.9	27.6	50.6	28.5	50.1	56.5	12.8%
Total	607.8	680.5	851.8	204.9	227.3	199.9	219.8	219.4	-0.2%

Compensation and Benefits Full Year Quarter (billions of yen) 400 366.8

350 331.0 311.3 300 Fixed-type compensation and benefits 192.1 250 Variable-type compensation and 173.4 benefits 160.7 200 150 100.7 94.4 93.4 87.9 100 78.4 174.7 150.5 157.6 47.9 48.6 47.8 48.4 50 47.8 52.8 45.8 45.6 30.6 39.6

0 FY2008.3 FY2009.3 FY2006.3 FY2007.3 FY2008.3 1Q 2Q 3Q 4Q 1Q Reference: Number of Employees: P31

Financial Supplement

Domestic Retail Related Data (1)

(billions of yen)

	FY2004.3	FY2005.3	FY2006.3	FY2007.3	FY2008.3	FY2008.3				FY2009.3	QoQ	YoY
						1Q	2Q	3Q	4Q	1Q		
Commissions	155.2	174.0	269.4	251.4	225.9	68.4	62.4	55.8	39.2	**45.5**	**16.0%**	**-33.5%**
Sales credit	97.8	73.7	109.0	96.8	94.2	33.2	20.5	21.6	18.8	**21.3**	**12.9%**	**-35.9%**
Fees from investment banking	26.1	24.5	26.4	24.0	14.9	3.4	3.3	3.6	4.6	**2.0**	**-56.0%**	**-40.4%**
Investment trust administration fees and other	21.8	26.1	34.4	47.5	59.7	14.7	15.3	15.5	14.2	**15.5**	**9.3%**	**5.5%**
Net interest revenue	4.9	6.1	7.4	20.4	7.3	2.2	1.7	1.8	1.7	**1.5**	**-9.1%**	**-29.9%**
Net revenue	305.8	304.4	446.5	440.1	402.0	121.8	103.3	98.4	78.5	**85.8**	**9.3%**	**-29.6%**
Non-interest expenses	226.2	223.2	249.3	279.3	279.7	71.3	71.1	69.9	67.5	**69.6**	**3.2%**	**-2.3%**
Income before income taxes	79.5	81.2	197.2	160.9	122.3	50.6	32.2	28.5	11.1	**16.2**	**46.4%**	**-68.0%**
Domestic distribution volume of investment trusts* (trillions of yen)	13.7	14.2	20.5	21.4	20.4	6.3	5.5	4.9	3.7	**4.0**	**5.9%**	**-36.8%**
Bond investment trusts	10.1	10.4	14.3	14.4	13.9	4.3	3.6	3.3	2.6	**2.7**	**1.4%**	**-39.0%**
Stock investment trusts	1.6	2.3	4.5	6.0	5.2	1.7	1.5	1.2	0.8	**0.9**	**17.1%**	**-44.7%**
Foreign investment trusts	2.1	1.4	1.7	1.0	1.3	0.3	0.4	0.3	0.3	**0.4**	**14.6%**	**51.5%**
Other (billions of yen)												
Accumulated value of annuity insurance policies	261.6	446.4	683.3	990.4	1,205.3	1,063.4	1,114.8	1,165.3	1,205.3	**1,254.5**	**4.1%**	**18.0%**
Sales of JGBs for individual investors (transaction base)	1,271.6	1,290.6	747.8	615.2	292.3	159.7	68.4	41.4	22.8	**68.8**	**201.8%**	**-56.9%**
Retail foreign currency bond sales	1,990.0	1,154.4	1,119.2	677.1	954.0	129.9	154.1	286.9	383.2	**322.0**	**-16.0%**	**147.9%**

*Nomura Securities

18

Domestic Retail Related Data (2)

Stock brokerage commissions and Commissions for distribution of investment trusts*

Year (billions of yen) 180 150 120 90 Stock brokerage com m issions Com m issions for distribution of 60 investm ent trusts* 30 0 FY2004.3 FY2005.3 FY2006.3 FY2007.3 FY2008.3 Stock brokerage com m issions 92.1 103.0 153.6 98.3 75.1 Com m issions for distribution of investm ent trusts* 46.9 49.9 95.9 124.7 124.5 Bond investment trusts commission 11.1 6.4 3.5 2.3 1.2 Stock investment trusts commission 21.5 31.6 74.2 114.5 117.1 Foreign investment trusts commission 14.2 11.9 18.2 7.9 6.2 *Nomura Securities

Quarter (billions of yen) 50 40 30 20 10 0 FY2008.3 FY2009.3 QoQ YoY 1Q 2Q 3Q 4Q 1Q 22.2 20.4 18.7 13.9 14.8 6.6% -33.2% 39.6 35.4 31.4 18.1 26.8 48.2% -32.3% 0.3 0.3 0.3 0.3 0.2 -15.1% -31.6% 37.3 32.9 30.1 16.8 21.6 29.1% -42.0% 1.9 2.2 1.1 1.0 4.9 373.0% 156.3%

Domestic Retail Related Data (3)

Domestic Client Assets*

Full Year Quarter (trillions of yen) 100 Other*** 85.2 80.5 80 75.8 Overseas mutual 72.2 funds 61.2 Bond investment 60 54.8 trusts Stock investment trusts 40 Domestic bonds** Foreign currency 20 bonds Equities 0 Mar.31, 2004 Mar.31, 2005 Mar.31, 2006 Mar.31, 2007 Mar.31, 2008 Jun.30, 2008 Equities 28.9 33.5 49.3 48.5 37.2 39.6 Foreign currency bonds 4.0 4.0 3.6 3.3 2.7 3.0 Domestic bonds** 10.0 11.8 13.1 16.4 16.5 16.5 Stock investment trusts 3.0 3.3 5.3 7.4 7.3 7.8 Bond investment trusts 5.5 4.9 4.5 4.7 4.4 4.3 Overseas mutual funds 1.6 1.9 2.3 2.0 1.7 1.9 Other*** 1.7 1.9 2.3 2.9 2.5 2.6 Total 54.8 61.2 80.5 85.2 72.2 75.8

* Domestic Client Assets = Total of client assets in custody in Domestic Retail (including regional financial institutions) and Financial Management Division

** Includes CBs and warrants

*** Includes variable annuity Insurance

Domestic Retail Related Data (4)

Domestic Client Assets Net Asset Inflow *

Full Year

(billions of yen)

8,000

6,749

5,975

6,000

4,868

4,581

4,000

3,391

2,000

0

FY2004.3

FY2005.3

FY2006.3

FY2007.3

FY2008.3

Quarter

1,582

1,687

897

1,066

702

FY2008.3

FY2009.3

1Q

2Q

3Q

4Q

1Q

*Domestic Client Assets excludes portion from regional financial institutions Note: Net Asset Inflow = Asset Inflow – Asset Outflow

Domestic Retail Related Data (5)

Number of Accounts* / IT Share**

(thousands)

Mar. 31,2004

Mar. 31,2005

Mar. 31,2006

Mar. 31,2007

Mar. 31,2008

Jun. 30,2008

Accounts with balance 3,460 3,678 3,780 3,953 4,165 4,206

Equity holding accounts 1,379 1,680 1,745 1,853 2,027 2,058

Nomura Home Trade (online trading accounts) 1,367 1,716 1,969 2,243 2,765 2,834

*	Total of Domestic Retail and Financial Management Division

Full Year

Quarter

FY2009.3

FY2004.3 FY2005.3 FY2006.3 FY2007.3 FY2008.3

1Q

New individual accounts (thousands) 297 425 343 417 580 129

IT share**

No. of orders 49% 52% 55% 55% 57% 60%

Transaction value 22% 24% 27% 27% 29% 30%

**IT share is the percentage of trades via Nomura Home Trade and Telephone Answer comprising the total of cash stock transactions and kabushiki-mini-toshi (odd lot stock investment)

NOMURA

Global Markets Related Data

(billions of yen)

	FY2004.3	FY2005.3	FY2006.3	FY2007.3	FY2008.3	FY2008.3				FY2009.3	QoQ	YoY
						1Q	2Q	3Q	4Q	1Q		
Fixed Income	174.0	119.8	173.8	123.1	-119.9	42.4	-40.6	32.3	-153.9	**-35.2**	-	-
Equity	110.2	90.2	168.5	147.9	206.0	61.9	58.1	68.0	18.0	**42.4**	**135.7%**	**-31.6%**
Other	0.0	33.1	28.8	19.1	9.5	4.6	-0.7	2.9	2.7	**3.8**	**44.2%**	**-16.3%**
Net revenue	284.1	243.1	371.1	290.0	95.6	108.9	16.8	103.2	-133.3	**11.0**	-	**-89.9%**
Non-interest expenses	163.3	182.9	213.4	231.2	321.8	82.9	84.5	78.8	75.6	**72.6**	**-4.0%**	**-12.4%**
Income before income taxes	120.8	60.2	157.7	58.8	-226.2	26.0	-67.7	24.4	-208.9	**-61.6**	-	-

Notes: In April 2004, Fixed Income, Equity and certain functions of Investment Banking were consolidated to create Global Markets. Figures up to FY2004.3 are the total of Fixed Income and Equity and differ slightly in composition.

Securitization Product Holdings

Holdings by Product and Region

(billions of yen)

	As of June 30,2008				
	Outstanding Balance	Japan	Asia	Europe	US
Commercial Mortgage Backed Securities (CMBS)	32.7	12.0	-	-	20.7*
Residential Mortgage Backed Securities (RMBS)	43.4	43.4	-	-	-
Commercial Real Estate Backed Securities	50.1	50.1	-	-	-
Other Securitization Products	63.8	49.1	3.0	7.4	4.3
Total	190.0	154.7	3.0	7.4	25.0

*The 20.7 billion yen shown here is mainly for synthetic CDO business carried out in Europe. In addition to this amount, we had a position of 131.4 billion yen in the US CMBS-related business at the end of June 2008. This has been included in whole loans and is not shown here.

CMBS by Rating

(billions of yen)

	As of June 30, 2008				
	Outstanding Balance	AAA	A	No Rating	Ginnie Mae GSE*
Japan	12.0	6.4	0.3	5.3	-
US	20.7	6.8	5.8	-	8.0
Total	32.7	13.2	6.1	5.3	8.0

* Government Sponsored Enterprises

Leveraged Finance* Balance

(billions of yen)

	As of June 30,2008		
	Outstanding Balance	Drawn Down	Remaining Comittments
Japan	40.2	38.3	1.9
Europe	119.1	113.0	6.0
Total	159.3	151.4	7.9

*Loans for leveraged buy-outs and leveraged buy-ins

23

NOMURA

Global Investment Banking Related Data

(billions of yen)

	FY2004.3	FY2005.3	FY2006.3	FY2007.3	FY2008.3	FY2008.3				FY2009.3	QoQ	YoY
						1Q	2Q	3Q	4Q	1Q		
Net revenue	70.9	75.4	99.7	99.2	83.1	36.7	10.8	20.8	14.8	**29.0**	**95.9%**	**-21.1%**
Non-interest expenses	53.7	46.2	48.1	54.8	60.3	16.0	14.7	15.0	14.6	**16.4**	**12.7%**	**2.5%**
Income before income taxes	17.2	29.2	51.5	44.4	22.8	20.7	-3.9	5.7	0.2	**12.6**	**-**	**-39.4%**

Note: In April 2004, Fixed Income, Equity and certain functions of Investment Banking were consolidated to create Global Markets.

League Tables

Equity Capital Markets Bookrunner League table
Japan Equity & Equity-Related

Rank	Bookrunner	Jan. 1, 2008 - Jun. 30, 2008 Proceeds (USD mil)	Mkt. Share	No. of Deals
1	Nomura	3,042.4	45.3%	14
2	Nikko Citi	1,136.2	16.9%	7
3	Daiwa Securities SMBC	992.8	14.8%	13
4	Deutsche Bank	640.4	9.5%	2
5	JP Morgan	243.8	3.6%	1
5	UBS	243.8	3.6%	1
7	Morgan Stanley	161.8	2.4%	1
8	Mitsubishi UFJ Financial Group	95.5	1.4%	5
9	Shinko Securities	72.9	1.1%	6
10	Okasan Holdings	46.5	0.7%	1

M&A Financial Advisors League table
Any Japanese Involvement Announced

Announced deals, value base

Rank	Advisor	Jan. 1, 2008 - Jun. 30, 2008 Rank Value (USD mil)	Mkt. Share	No. of Deals
1	Nomura	20,854.3	32.5%	60
2	UBS	12,857.6	20.1%	11
3	Goldman Sachs	10,757.4	16.8%	11
4	Mitsubishi UFJ Financial Group	8,465.8	13.2%	51
5	JP Morgan	5,286.9	8.2%	9
6	KPMG	5,099.1	8.0%	28
7	Citi	4,885.7	7.6%	38
8	Mizuho Financial Group	4,620.1	7.2%	56
9	Daiwa Securities SMBC	3,515.4	5.5%	37
10	GCA	2,910.8	4.5%	18

Global & Euro Yen Bonds

Rank	Bookrunner	Jan. 1, 2008 - Jun. 30, 2008 Proceeds (JPY mil)	Mkt. Share	No. of Issues
1	BNP Paribas	197,500.0	15.5%	20
2	Nikko Citi	166,717.9	13.1%	11
3	Daiwa Securities SMBC	149,032.2	11.7%	8
4	Morgan Stanley	122,330.3	9.6%	6
5	Barclays Capital	104,774.6	8.2%	7
6	Mitsubishi UFJ Financial Group	100,044.1	7.8%	5
7	Merrill Lynch	80,030.0	6.3%	5
8	Mizuho Financial Group	77,694.0	6.1%	5
9	Deutsche Bank	52,975.0	4.2%	2
10	Nomura	49,467.0	3.9%	2

Domestic Straight Bonds (excluding self-funding)

Rank	Bookrunner	Apr. 1, 2008 - Jun. 30, 2008 Proceeds (JPY mil)	Mkt. Share	No. of Issues
1	Mizuho Financial Group	648,865.2	23.8%	44
2	Mitsubishi UFJ Financial Group	604,932.5	22.2%	43
3	Daiwa Securities SMBC	458,570.7	16.8%	36
4	Nikko Citi	374,442.7	13.7%	27
5	Nomura	309,792.3	11.4%	24
6	Shinko Securities	96,662.0	3.6%	5
7	Merrill Lynch	58,328.8	2.1%	6
8	Goldman Sachs & Co	54,995.5	2.0%	3
9	BNP Paribas	44,994.0	1.7%	5
10	Morgan Stanley	16,666.7	0.6%	1

Source: Thomson Reuter

24

Global Merchant Banking Related Data

FY2004.3 FY2005.3 FY2006.3 FY2007.3 FY2008.3 Net revenue 10.7 7.3 68.2 65.0 64.8 Non-interest expenses 10.2 10.4 12.8 12.2 11.5 Income before income taxes 0.5 -3.0 55.4 52.8 53.3

(billions of yen) FY2008.3 FY2009.3 QoQ YoY 1Q 2Q 3Q 4Q 1Q 43.4 8.5 -10.2 23.1 -37.0 - - 3.3 3.0 2.1 3.0 2.4 -21.5% -28.7% 40.1 5.4 -12.3 20.1 -39.4 - - Business Exposure

Full Year Quarter (billions of yen) 600 543.4 500 457.6 439.1 407.7 400 375.7 381.4 300 231.2 232.0 210.9 Terra Firma 200 132.1 Europe (excluding Terra Firma) 98.7 84.5 100 Japan 0 Mar. 31,2004 Mar. 31,2005 Mar. 31,2006 Mar. 31,2007 Mar. 31,2008 Jun. 30,2008 Japan 68.9 108.4 59.9 195.5 169.5 193.4 Europe (excluding Terra Firma) 15.6 23.7 38.8 35.7 41.4 38.6 Sub Total 84.5 132.1 98.7 231.2 210.9 232.0 Terra Firma 291.2 325.5 340.4 312.2 170.5 175.7 Total 375.7 457.6 439.1 543.4 381.4 407.7 Notes: 1. Amount of exposure in Japan is total of Nomura Principal Finance (NPF), Nomura Financial Partners (NFP), Nomura Research & Advisory (NR&A) and others. 2. Amount of exposure in Europe (excluding Terra Firma) is total of Private Equity Group (PEG) and Nomura Phase4 Ventures (NPV).

Asset Management Related Data (1)

FY2004.3 FY2005.3 FY2006.3 FY2007.3 FY2008.3 Net revenue 40.3 49.0 65.8 90.1 90.6 Non-interest expenses 39.8 39.0 45.2 53.6 59.7 Income before income taxes 0.5 10.0 20.6 36.5 31.0

(billions of yen) FY2008.3 FY2009.3 QoQ YoY 1Q 2Q 3Q 4Q 1Q 26.4 23.7 23.2 17.3 21.8 25.5% -17.6% 14.2 16.0 14.6 14.8 14.2 -4.4% -0.1% 12.2 7.7 8.6 2.5 7.6 204.3% -38.0% Note: In January 2006, certain functions of Other business were integrated into Asset Management. Certain reclassifications of previously reported amounts have been made to conform to the current presentation. Total Assets Under Management

Full Year Quarter (trillions of yen) 35 30 27.0 27.2 25.8 25 23.1 20 17.9 17.6 15 10 5 0 Mar. 31, 2004 Mar. 31, 2005 Mar. 31, 2006 Mar. 31, 2007 Mar.31,2008 Jun.30,2008 Notes: 1. Total assets under management of Nomura Asset Management, Nomura Corporate Research and Asset Management, Nomura Funds Research and Technologies, MAINTRUST KAG, and Nomura Funds Research and Technologies America, Private Equity Funds Research and Investments. Adjusted for asset overlap amongst group companies. Data until March 31, 2006, include Nomura BlackRock Asset Management. 2. Nomura Funds Research and Technologies America data as of end of May 2008.

Note: In January 2006, certain functions of Other business were integrated into Asset Management. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

Total Assets Under Management

Asset Management Related Data (2)

Nomura Asset Management Assets Under Management

Full Year Quarter (trillions of yen) 30 25.9 25 24.3 25.2 21.0 20 16.0 15 10 5 0 Mar. 31 Mar. 31 Mar. 31 Mar. 31 Mar. 31 Jun. 30 2004 2005 2006 2007 2008 2008 Public stock investment trusts Public bond investment trusts Privately placed investment trusts Domesticinvestment advisory Overseas investment advisory (trillions of yen) Assets Under Management Mar. 31 Mar. 31

Mar. 31 Mar. 31 Mar. 31 Jun. 30 2004 2005 2006 2007 2008 2008 Investment trusts 11.3 10.8 14.0 18.8 17.2 17.8

Public stock investment trusts 4.5 4.4 6.9 10.8 9.8 10.2 Public bond investment trusts

6.3 5.6 5.6

5.8

5.3

5.4

Privately placed investment trusts

0.4

0.8

1.5

2.2

2.0

2.2

Investment advisory

4.4

5.1

7.0

7.1 7.1 7.4 Domestic investment advisory 3.0 3.2 4.0 3.7 4.6 4.9

Overseas investment advisory

1.4 2.0 3.0 3.4 2.4 2.5 Total 15.7 16.0 21.0 25.9 24.3 25.2 Net Asset Inflows

Full Year Quarter FY2009.3 FY2004.3 FY2005.3 FY2006.3 FY2007.3 FY2008.3

1Q Public stock investment trusts 0.1 -0.1 1.0 3.8 2.0 -0.8

Exclude ETF -0.1 0.2 1.4 3.7 1.8 -1.0

Public bond investment trusts

-1.0 -0.7 0.0 0.2 -0.5 0.3

Privately placed investment trusts

0.1 0.3 0.5 0.7 0.2 1.0 Net Asset Inflow

-0.7 -0.5 1.5 4.6 1.7 0.5

Asset Management Related Data (3)

(trillions of yen)

Mar. 31, 2004

Mar. 31, 2005

Mar. 31, 2006

Mar. 31, 2007

Mar. 31, 2008

Jun. 30, 2008

Stock investment trusts

4.5

4.4

6.9

10.8

9.8

10.2

Domestic Public Investment Trust Nomura Asset Bond investment trusts

6.3

5.6 5.6 5.8 5.3 5.4

Market and Management Public stock investment trusts, Nomura’s share (%)

19% 15% 15% 18% 17% 17% Nomura Asset Public bond investment trusts, Nomura’s share (%)

40% 42% 42% 44% 44% 43% Management Market Share Stock investment trusts 23.3 28.9 45.0 59.4 57.7 60.6 Market Total Bond investment trusts 15.8 13.5 13.5 13.2 12.0 12.5 Source: Investment Trusts Association, Japan (billions of yen) AUM of Products Mar. 31, 2005 Mar. 31, 2006 Mar. 31, 2007 Mar. 31, 2008 Jun. 30, 2008 Supplied to Banks and Banks* 330 791 1,935 —   —   —   344 505 Nomura Global Six Assets Diversified Fund —   59 333 405 —

—   263 226 Global High Income Stock Fund 10 Nomura Japan-US REIT Fund

3

18

348

225

219

Dividend Policy

• Target Dividend Minimum level of cash dividend, paid quarterly since FY2007.3

• Additional Payout When a sufficient level of profit is achieved, an additional payout is added to the fiscal year-end dividend taking into consideration a payout ratio of over 30%

• Full-year Consolidated Payout Ratio Over 30% Target dividend

(based on DOE of 3%) Recent Dividends (per share)yen 1Q 2Q 3Q 4Q Total Payout Ratio FY2007.3 Target Dividend 8 8 8 8 44 48% Additional Payout 12 FY2008.3 Target Dividend 8.5 8.5 8.5 8.5 34 —   Additional Payout 0 FY2009.3

Target Dividend 8.5 8.5* 8.5* 8.5* 34+a* Additional Payout * Planned

Total Return Ratio* (billions of yen) FY2006.3 FY2007.3 FY2008.3 Target Dividend 46 61 65

Additional Payout

46

23

0

Share Buyback**

49

0

3

Total

141 84 67 Total Return Ratio 46% 48% —   * Total Return Ratio = (Total dividend amount + Share buyback amount) / Net income ** Excludes purchase of less-than-a-full-unitshares

Value at Risk

Definition From April 1, 2008 to June 30, 2008 (billions of yen)

99% confidence level (2.33 standard dev.) Maximum: 10.6

1-day time horizon for outstanding portfolio Minimum: 6.1

Inter-product price fluctuations considered Average: 8.5

						(billions of yen)
End of the period	Mar. 2004	Mar. 2005	Mar. 2006	Mar. 2007	Mar. 2008	Jun. 2008
Equity	3.3	3.0	6.0	4.6	4.2	3.3
Interest Rate	2.0	2.8	3.3	3.7	4.7	3.7
Foreign Exchange	0.5	0.7	1.4	1.4	8.0	4.8
Sub-total	5.8	6.5	10.7	9.8	16.9	11.8
Diversification Benefit	-1.9	-2.4	-3.7	-3.6	-6.8	-5.5
VaR	3.9	4.1	7.0	6.2	10.1	6.3

Number of Employees

	Mar. 2004	Mar. 2005	Mar. 2006	Mar. 2007	Mar. 2008	Jun. 2008
Japan (excluding FA, SA)*	9,185	9,236	9,618	10,667	11,561	12,425
Japan (FA, SA)	1,915	1,875	1,948	2,174	2,377	2,474
Europe	1,403	1,535	1,515	1,791	1,956	1,961
Americas	866	1,026	1,073	1,322	1,063	1,003
Asia/Oceania	655	718	778	900	1,070	1,132
Total	14,024	14,390	14,932	16,854	18,026	18,995

Note: Headcount figures have been reclassified to include certain contract employees since September 2007.

Certain reclassifications of previously reported amounts have been made to conform to the current presentation. *Excludes employees of private equity investee companies

Market Share Data

Full Year Quarter

(trillions of yen)

FY2009.3 FY2004.3 FY2005.3 FY2006.3 FY2007.3 FY2008.3

1Q

Individual Equity Agency Transactions Share Market 105.9 144.7 308.3 270.2 235.5 52.2

Nomura Securities’ share 10% 8% 7% 5% 4% 4%

Off-floor/Off-exchange Equity Trading Share

Off-floor market 31.9 33.2 48.6 48.2 46.0 9.9

Secondary Market

Off-exchange 19.3 21.1 30.5 42.8 49.6 12.8

Share Data Nomura Securities’ share 16% 17% 21% 21% 21% 14%

JGB Auction Share Market 74.4 80.1 80.7 85.3 85.3 21.2

Nomura Securities’ share 16% 18% 11% 11% 11% 10%

Bond Secondary Trading Share Market 1,235 1,361 1,296 1,341 1,526 406

Nomura Securities’ share 16% 15% 13% 11% 10% 8% FY2009.3 FY2004.3 FY2005.3 FY2006.3 FY2007.3 FY2008.3 1Q

Global Equity and Equity-related Japan Nomura’s share 30% 25% 26% 33% 42% 35% Japanese IPO Nomura’s share27%32%20%21% 44% —   Japanese PO Primary Market Nomura’s share 33% 25% 27% 40% 42% 30%

Share Data

Convertible Bonds Nomura’s shar 28% 19% 34% 38% 39%

Global and Euro Yen Bonds Nomura’s share 31% 23% 23% 7% 5% —

Straight Bonds, Lead Manager (excl. self-funding)

Nomura’s share 19% 17% 18% 14% 16% 11%

Source: Thomson Reuters (Value base)

NOMURA

Consolidated Income

(billions of yen)

	FY2004.3	FY2005.3	FY2006.3	FY2007.3	FY2008.3	FY2008.3				FY2009.3
						1Q	2Q	3Q	4Q	1Q
Revenue										
Commissions	210.2	222.0	356.3	337.5	404.7	113.0	106.9	103.4	81.4	**82.2**
Fees from investment banking	87.0	92.3	108.8	99.3	85.1	29.9	16.2	20.3	18.7	**13.4**
Asset management and portfolio service fees	66.2	78.5	102.7	146.0	189.7	47.3	50.9	47.6	43.9	**42.8**
Net gain on trading	229.0	201.7	304.2	290.0	61.7	99.8	8.7	65.1	-111.8	**10.5**
Gain (loss) on private equity investments	13.1	7.7	12.3	47.6	76.5	46.2	6.8	-3.0	26.6	**-37.7**
Interest and dividends	343.3	401.4	693.8	981.3	796.5	294.8	245.9	177.3	78.6	**118.0**
Gain (loss) on investments in equity securities	55.9	15.3	67.7	-20.1	-48.7	-0.5	-24.2	-7.0	-17.0	**1.0**
Private equity entities product sales	17.6	75.1	88.2	100.1	-	-	-	-	-	**-**
Other	23.6	32.3	58.8	67.4	28.2	16.3	9.6	-3.4	5.7	**27.7**
Total revenue	1,045.9	1,126.2	1,792.8	2,049.1	1,593.7	646.6	420.7	400.4	126.0	**257.9**
Interest expense	242.8	327.0	647.2	958.0	806.5	301.8	244.0	156.1	104.5	**122.8**
Net revenue	803.1	799.2	1,145.7	1,091.1	787.3	344.8	176.7	244.3	21.5	**135.1**
Non-interest expenses	520.4	594.4	700.1	769.3	851.8	204.9	227.3	199.9	219.8	**219.4**
Income (loss) from continuing operations before income taxes	282.7	204.8	445.6	321.8	-64.6	139.9	-50.6	44.4	-198.3	**-84.3**
Income from discontinued operations before income taxes	-	-	99.4	-	-	-	-	-	-	**-**
Income (loss) before income taxes	282.7	204.8	545.0	321.8	-64.6	139.9	-50.6	44.4	-198.3	**-84.3**
Net income (loss) from continuing operations	172.3	94.7	256.6	175.8	-67.8	75.9	-11.7	21.8	-153.9	**-76.6**
Net income from discontinued operations	-	-	47.7	-	-	-	-	-	-	**-**
Net income (loss)	172.3	94.7	304.3	175.8	-67.8	75.9	-11.7	21.8	-153.9	**-76.6**

Note: In accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets," net revenue and non-interest expenses from operations that were treated as discontinued during the fiscal year ended March 31, 2006, are separately reported as income from discontinued operations.

33

NOMURA

Adjustment of Consolidated Results and Segment Results: Income (Loss) before Income Taxes

(billions of yen)

		FY2004.3	FY2005.3	FY2006.3	FY2007.3	FY2008.3	FY2008.3				FY2009.3
							1Q	2Q	3Q	4Q	1Q
Domestic Retail		79.5	81.2	197.2	160.9	122.3	50.6	32.2	28.5	11.1	**16.2**
Global Markets		120.8	60.2	157.7	58.8	-226.2	26.0	-67.7	24.4	-208.9	**-61.6**
Global Investment Banking		17.2	29.2	51.5	44.4	22.8	20.7	-3.9	5.7	0.2	**12.6**
Global Merchant Banking		0.5	-3.0	55.4	52.8	53.3	40.1	5.4	-12.3	20.1	**-39.4**
Asset Management		0.5	10.0	20.6	36.5	31.0	12.2	7.7	8.6	2.5	**7.6**
5 Business Segment Total		218.5	177.5	482.5	353.3	3.2	149.6	-26.3	54.9	-175.1	**-64.7**
Other		7.0	10.1	-30.5	23.9	-17.6	-7.0	-0.9	-3.4	-6.3	**-20.3**
Segment Total		225.5	187.6	452.0	377.3	-14.4	142.6	-27.2	51.5	-181.4	**-84.9**
Unrealized gain (loss) on investments in equity securities held for operating purposes		54.7	8.4	59.3	-38.2	-50.2	-2.6	-23.4	-7.1	-17.0	**0.7**
Effect of consolidation/deconsolidation of certain private equity investee companies		2.4	8.9	-65.7	-17.3	-	-	-	-	-	**-**
US GAAP	Income (loss) from continuing operations before income taxes	282.7	204.8	445.6	321.8	-64.6	139.9	-50.6	44.4	-198.3	**-84.3**
	Income from discontinued operations before income taxes	-	-	99.4	-	-	-	-	-	-	**-**
	Total	282.7	204.8	545.0	321.8	-64.6	139.9	-50.6	44.4	-198.3	**-84.3**

Notes:1. We operate five business divisions: Domestic Retail, Global Markets, Global Investment Banking, Global Merchant Banking and Asset Management. Gain (loss) on investments in equity securities, our share of equity in the earnings (losses) of affiliates, impairment losses on long-lived assets, corporate items and other financial adjustments are included as "Other" operating results outside business segments in our segment information. Unrealized gain (loss) on investments held for operating purposes and the effects of consolidation and deconsolidation of certain investments in our private equity business are classified as reconciling items outside our segment information.

2 In accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets," net revenue and non-interest expenses from operations that were treated as discontinued during the fiscal year ended March 31, 2006, are separately reported as income from discontinued operations.

3. In April 2004, Fixed Income, Equity and certain functions of Investment Banking were consolidated to create Global Markets. Global Markets figures up to FY2004.3 are the total of Fixed Income and Equity and differ slightly in composition from those of FY2005.3 onward.

4. In April 2005, Global Wholesale was reorganized into Global Markets, Global Investment Banking and Global Merchant Banking.

5. In January 2006, certain functions of Other business were integrated into Asset Management. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

34

Main Revenue Items

(billions of yen)

		FY2004.3	FY2005.3	FY2006.3	FY2007.3	FY2008.3	FY2008.3 1Q	FY2008.3 2Q	FY2008.3 3Q	FY2008.3 4Q	FY2009.3 1Q
Commissions	Stock brokerage commissions (Domestic Retail)	92.1	103.0	153.6	98.3	75.1	22.2	20.4	18.7	13.9	**14.8**
	Stock brokerage commissions (Other)	45.4	40.2	79.5	73.2	166.6	40.3	40.6	44.5	41.2	**32.7**
	Other brokerage commissions	12.2	13.0	14.3	6.8	9.3	1.7	3.7	2.4	1.6	**1.7**
	Commissions for distribution of investment trusts	37.3	41.7	85.1	120.5	121.2	39.2	34.2	30.6	17.2	**25.8**
	Other	23.2	24.1	23.8	38.6	32.4	9.6	8.0	7.4	7.4	**7.1**
	Total	210.2	222.0	356.3	337.5	404.7	113.0	106.9	103.4	81.4	**82.2**
Fees from Investment Banking	Equity underwriting and distribution	44.7	49.1	57.3	56.6	32.1	7.8	6.8	11.3	6.3	**2.3**
	Bond underwriting and distribution	26.4	20.5	21.2	15.3	13.4	2.6	3.6	2.9	4.2	**4.4**
	M&A/Financial advisory fees	15.8	22.6	30.3	26.7	37.8	18.2	5.7	5.7	8.2	**4.6**
	Other	0.1	0.1	0.1	0.7	1.8	1.3	0.1	0.4	-0.0	**2.1**
	Total	87.0	92.3	108.8	99.3	85.1	29.9	16.2	20.3	18.7	**13.4**
Asset Management and Portfolio Service Fees	Asset management fees	44.2	51.1	68.5	106.3	150.3	38.7	39.6	38.7	33.2	**33.5**
	Administration fees	12.1	16.1	20.6	24.0	21.7	4.2	6.5	4.6	6.3	**5.0**
	Custodial fees	9.9	11.3	13.6	15.7	17.7	4.4	4.8	4.3	4.3	**4.3**
	Total	66.2	78.5	102.7	146.0	189.7	47.3	50.9	47.6	43.9	**42.8**
Net Gain on Trading*	Bonds and other	152.3	120.9	150.9	154.9	-70.3	47.8	-21.5	44.7	-141.2	**-22.7**
	Equity	75.2	76.8	148.1	137.6	137.0	51.7	28.2	25.6	31.5	**33.3**
	Merchant banking	1.5	4.0	5.2	-2.5	-5.0	0.3	2.0	-5.1	-2.1	**-0.1**
	Net interest revenue	100.4	74.3	46.6	23.3	-9.9	-7.0	1.9	21.2	-25.9	**-4.8**
	Total	329.4	276.0	350.8	313.4	51.8	92.7	10.5	86.3	-137.7	**5.7**

*Includes net interest revenue

35

Nomura Holdings, Inc.

www.nomura.com